FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  September 2014

Commission File Number:  001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

FDA APPROVES MOVANTIK™ (naloxegol) TABLETS C-II FOR THE TREATMENT OF OPIOID-INDUCED CONSTIPATION IN ADULT PATIENTS WITH CHRONIC NON-CANCER PAIN

AstraZeneca today announced that the US Food and Drug Administration (FDA) approved MOVANTIK™ (naloxegol) tablets C-II as the first once-daily oral peripherally-acting mu-opioid receptor antagonist (PAMORA) medication for the treatment of opioid-induced constipation (OIC), in adult patients with chronic, non-cancer pain.

Opioids play an important role in chronic pain relief and millions of patients are treated with them in the United States each year. They work by binding to mu-receptors in the central nervous system, but they also bind to mu-receptors in the gastrointestinal tract, which can result in patients suffering from OIC.

"The FDA approval of MOVANTIK provides a new treatment option for adult patients with chronic non-cancer pain suffering from opioid-induced constipation, a common side effect of opioid therapy," said Dr. Briggs Morrison, Executive Vice President, Global Medicines Development & Chief Medical Officer, AstraZeneca. "We are pleased to provide physicians and their patients with a once-daily oral treatment supported by a robust clinical programme."

The FDA approval of MOVANTIK was based on data from the KODIAC clinical programme, which is comprised of four studies: KODIAC-4, -5, -7 and -8. KODIAC-4 and -5 were both placebo controlled, double-blind, 12 week studies assessing safety and efficacy, while KODIAC-7 was a 12 week safety extension to KODIAC-4, and KODIAC-8 was a 52 week open label, long-term safety study.

MOVANTIK is expected to be available to patients in the first half of 2015. MOVANTIK is currently a schedule II controlled substance because it is structurally related to noroxymorphone. During the review of the New Drug Application, the FDA evaluated the abuse potential of MOVANTIK and the approved labelling indicates that MOVANTIK has no risk of abuse or dependency. AstraZeneca submitted a petition for the descheduling of MOVANTIK to the US Drug Enforcement Administration (DEA) in March 2012, which was accepted for review and will be considered by the DEA as part of the process for addressing the descheduling request.

Results from KODIAC-4 and -5 were published in the New England Journal of Medicine on 19 June 2014. Naloxegol is also under regulatory review by the European Medicines Agency (EMA).

About MOVANTIK™ (naloxegol) tablets C-II
MOVANTIK™ (naloxegol) is the first FDA approved once-daily peripherally-acting mu-opioid receptor antagonist (PAMORA) specifically designed for the treatment of opioid-induced constipation (OIC) in adult patients with chronic non-cancer pain. In the Phase III clinical studies, MOVANTIK was administered as a once-daily tablet and was designed to block the binding of opioids to opioid receptors in tissues such as the gastrointestinal (GI) tract.

MOVANTIK is part of the exclusive worldwide licence agreement announced on 21 September 2009 between AstraZeneca and Nektar Therapeutics. MOVANTIK was developed using Nektar's oral small molecule polymer conjugate technology.

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of cardiovascular, metabolic, respiratory, inflammation, autoimmune, oncology, infection and neuroscience diseases. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit: www.astrazeneca.com

CONTACTS

Media Enquiries
Esra Erkal-Paler	+44 20 7604 8030 (UK/Global)
Vanessa Rhodes	+44 20 7604 8037 (UK/Global)
Ayesha Bharmal	+44 20 7604 8034 (UK/Global)
Jacob Lund	+46 8 553 260 20 (Sweden)
Michele Meixell	+ 1 302 885 6351 (US)

Investor Enquiries
Karl Hård	+44 20 7604 8123	mob: +44 7789 654364
Jens Lindberg		mob: +44 7557 319729
Anthony Brown	+44 20 7604 8067	mob: +44 7585 404943
Eugenia Litz	+44 20 7604 8233	mob: +44 7884 735627

16 September 2014

-ENDS-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 16 September 2014	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary